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Exhibit 99.6

    ACE REPORTS ON ITS OPERATIONS WHICH INCLUDES A 9.7% DECREASE IN REVENUE
       IN ITS THIRD QUARTER AND A 8.9% INCREASE IN ITS REVENUE FOR THE
                               FIRST NINE MONTHS OF 2008

VALLEY STREAM, NY - (Business Wire) - November 14, 2008

Ace Marketing & Promotions, Inc. (OTC BB: AMKT) announced today the results for its third quarter and the nine months ended September 30, 2008.



Three Months Ended September 30,                   2008              2007
                                               -----------       -----------
Revenue (A)                                    $ 1,480,577       $ 1,639,182
Cost of Revenue                                  1,056,082         1,050,799
                                               -----------       -----------
Gross Profit(B)                                    424,495           588,383
Operating Expenses (C)                             763,795           869,277
                                               -----------       -----------
Loss from operations (D)                          (339,300)         (280,894)

Total Other Income                                   1,152             5,730
                                               -----------       -----------

Net Loss                                          (338,148)         (275,164)
Less Preferred Stock Dividend (E)                   96,500                --
                                               -----------       -----------
Net Loss Allocable to Common Shareholders      $  (434,648)      $  (275,164)
                                               ===========       ===========


Nine months Ended September 30,                    2008              2007
                                               -----------       -----------
Revenue (A)                                    $ 4,706,627       $ 4,322,848
Cost of Revenues                                 3,444,777         2,876,397
                                               -----------       -----------
Gross Profit (B)                                 1,261,850         1,446,451
Operating Expenses (C)                           2,097,674         2,004,185
                                               -----------       -----------
(Loss) from operations (D)                        (835,824)         (557,734)


Total Other Income                                   4,978            22,024
                                               -----------       -----------

Net Loss                                          (830,846)         (535,710)
Less Preferred Stock Dividend (E)                   96,500                --
                                               -----------       -----------
Net Loss Allocable to Common Shareholders      $  (927,346)      $  (535,710)
                                               ===========       ===========


(A) Our third quarter decrease in revenues of $158,605 in 2008 compared to 2007 was due to a slowing of the economy as a whole which effects the sale of advertising and promotional items. Our increase in revenues of $383,779 for the nine months ended September 30, 2008 compared to 2007 is due to the collaborated effort with a major customer, Ace Marketing was able to create, administer and fulfill an in house order which benefited over 3,500 members of the organization. This order was responsible for 15.6% of revenues for the nine months ended September 30,2008.

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(B) Gross profit was $424,495 in the third quarter of 2008 or 29% of net revenues compared to $588,383 in the same three months of 2007 or 36% of revenues. Gross profit was $1,261,950 for the nine months ended September 30, 2008 or 27% of net revenues compared to $1,446,451 in the same nine months of 2007 or 33% of revenues. Gross profits will vary period-to-period depending upon a number of factors including the mix of items sold, pricing of the items and the volume of product sold. Also, it is our practice to pass freight costs on to our customers. Reimbursement of freight costs which are included in revenues have lower profit margins than sales of our promotional products and has the effect of reducing our overall gross profit margin on sales of products, particularly on smaller orders. The nine month gross profit was negatively impacted by reduced gross profit achieved in connection with the large order placed by members of a police organization.

(C) For the three months ended September 30, 2008, operating expenses decreased $105,482 over the comparable period of the prior year primarily due to a $120,389 decrease in stock based compensation. For the nine months ended September 30, 2008, operating expenses increased $93,489 over the comparable period of the prior year primarily due to a $108,388 increase in stock based compensation.

(D) Loss from operations was $(339,300) in the third quarter of 2008 compared to a loss from operations of $(280,894) for the same three months in 2007. The 2008 third quarter increase in loss from operations of $58,406 as compared to the comparable period of the prior year, was due to a decrease in gross profit of $163,888, partially offset by a $120,389 decrease in stock based compensation. Loss from operations was $(835,824) in the first nine months of 2008 compared to a loss from operations of $(557,734) for the same nine months in 2007. Our loss for the nine months ended 2008 increased $278,090 as compared to the comparable period of the prior year due to an increase in stock based payments of $100,288 and a decrease in gross profit of $184,601. Our ability to be profitable in the future is dependent upon both a turnaround in the United States economy and the successful introduction and usage of our proximity marketing services by our clients, which commenced in August 2008.

(E) For the three and nine months ended on September 30, 2008, we recognized a non-cash dividend of $96,500 which related to the terms of our private placement of Series A Convertible Preferred Stock.


ABOUT ACE MARKETING & PROMOTIONS INC.

Ace Marketing & Promotions Inc. (AMKT) www.acemarketing.net.
                                       --------------------

Ace Marketing & Promotions Inc., based in New York, is a full-service promotional marketing company offering a wide array of business solutions. Ace Marketing is a global leader in proximity marketing with proprietary Bluetooth and Wi-Fi integrated technology that establishes the benchmark for how multimedia messages are being delivered. Established in 1998, the Company has built a successful, scalable business platform capable of consolidating a portion of the promotional products industry.

For additional information, a copy of Ace's Form 10-Q can be obtained on the Internet by going to www.acemarketing.net, clicking on links and then clicking on SEC Filings.

SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. Certain statements in this press release constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the company to be materially different from any future results, performances or achievements express or implied by such forward-looking statements. The forward-looking statements are subject to risks and uncertainties including, without limitation, changes in levels of competition, possible loss of customers, and the company's ability to attract and retain key personnel.

                                    CONTACT:
                        Ace Marketing & Promotions, Inc.
                    For Media Inquiries & Interviews Contact:
                            Acorn Management Partners
                        AMKT@acornmanagementpartners.com
                        --------------------------------
                              1-866-491-3739 Ext 13